UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Amendment Number 3

Under The Securities Exchange Act of 1934

The Stephan Co.

(Name of Issuer)

COMMON STOCK, $.01 par value

(Title of Class of Securities)

858603103

(CUSIP Number)

Tamara R. Wagman

124 E. 4th Street

Tulsa, Oklahoma 74103

(918) 583-9922

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 21, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 858603103

1.	Name of Reporting Person Boston Avenue Capital, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds See Item 3
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Oklahoma

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 487,313
8. Shared Voting Power -0-
9. Sole Dispositive Power 487,313
10. Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 487,313
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 11.1%
14.	Type of Reporting Person (See Instructions) (Limited Liability Company)

SCHEDULE 13D

CUSIP No. 858603103

1.	Name of Reporting Person Yorktown Avenue Capital, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds See Item 3
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Oklahoma

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 487,313
8. Shared Voting Power -0-
9. Sole Dispositive Power 487,313
10. Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 487,313
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 11.1%
14.	Type of Reporting Person (See Instructions) (Limited Liability Company)

SCHEDULE 13D

CUSIP No. 858603103

1.	Names of Reporting Person Value Fund Advisors, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds See Item 3
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Oklahoma

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 487,313
8. Shared Voting Power -0-
9. Sole Dispositive Power 487,313
10. Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 487,313
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 11.1%
14.	Type of Reporting Person (See Instructions) (Limited Liability Company)

SCHEDULE 13D

CUSIP No. 858603103

1.	Name of Reporting Person Boulder Capital, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds See Item 3
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Oklahoma

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power -0-
8. Shared Voting Power -0-
9. Sole Dispositive Power -0-
10. Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) (Limited Liability Company)

SCHEDULE 13D

CUSIP No. 858603103

1.	Name of Reporting Person Charles M. Gillman
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds* See Item 3
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 487,313
8. Shared Voting Power -0-
9. Sole Dispositive Power 487,313
10. Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 487,313
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 11.1%
14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP NO. 858603103

Item 1. Security and Issuer

This Schedule 13D relates to shares of Common Stock, $.01 par value (the “Common Stock”) of The Stephen Co., a Florida corporation (the “Issuer”). The principal executive office and mailing address of the Issuer is 1850 West McNab Road, Fort Lauderdale, Florida 33309.

Item 2. Identity and Background

This Schedule 13D is being filed by Yorktown Avenue Capital, LLC, Boulder Capital, LLC, Boston Avenue Capital, all limited liability companies managed Value Fund Advisors, LLC of which Charles M. Gillman is manager and a member. Boulder Capital will no longer be included in subsequent filings as it has divested of all its shares in The Stephen Co.

Yorktown, Boston, Boulder and Value Fund Advisors are Oklahoma limited liability companies whose principal business is business investment. Value Fund Advisors is the manager of Yorktown, Boston and Boulder. Mr. Gillman is the manager of Value Fund Advisors.

The principal business office address of Yorktown Avenue Capital, LLC, Boulder Capital, LLC, Boston Avenue Capital and Value Fund Advisors is 415 South Boston, 9th Floor, Tulsa, Oklahoma 74103. Mr. Gillman is the manager of Value Fund Advisors.

Name and Office Held	Business Address	Citizenship	Principal Occupation or Employment

Charles M. Gillman, Manager	415 South Boston, Tulsa, Oklahoma 74103	USA	Manager of various investment entities

None of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The source of funds for the purchases of securities was the working capital of Yorktown Avenue Capital and Boston Avenue Capital, LLC.

Item 4. Purpose of Transaction

The purpose of the acquisition of the Common Stock is for investment, and the acquisitions of the Common Stock were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer.

Although no Reporting Person has any specific plan or proposal to acquire or dispose of the Common Stock, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Common Stock or dispose of any or all of its Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons, and/or other investment considerations.

Also, consistent with the investment purpose, the Reporting Persons may engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations. The Reporting Persons may discuss ideas that, if effected may result in any of the following: the acquisition by persons of additional Common Stock of the Issuer, an extraordinary corporate transaction involving the Issuer, and/or changes in the board of directors or management of the Issuer.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

(a),(b) According to the Issuer’s 10-Q filed there were 4,389,805 shares of Common Stock issued and outstanding as of September 15, 2005. Based on such information, after taking into account the transactions described in Item 5(c) below, the Reporting Persons report beneficial ownership of 487,313 with 182,913 shares of Common Stock held by Boston Avenue Capital, LLC, 304,400 shares of Common Stock held by Yorktown Avenue Capital, LLC. Boulder Capital, LLC sold 200 shares of Common Stock which divested it of all ownership interest in The Stephan Companies. Voting and investment power concerning the above shares are held solely by Boston Avenue Capital, LLC and Yorktown Avenue Capital, LLC respectively.

Although Value Fund Advisors and Charles M. Gillman are joining in this Schedule as Reporting Persons, the filing of this Schedule shall not be construed as an admission that any of them are, for any purpose, the beneficial owner of any of the securities that are beneficially owned by Yorktown Avenue Capital, L.L.C. or Boston Avenue Capital, LLC.

c) During the last 60 days, the Reporting Persons purchased the following shares of Common Stock in the open market:

Trade Date	Quantity	Cost Per Share
09/21/2005	2,200	3.89
09/26/2005	1,000	3.85
09/28/2005	1,700	3.95
09/29/2005	10,000	3.85
10/06/2005	2,700	3.92
10/11/2005	4,900	3.99
10/13/2005	9,300	4.00
10/14/2005	500	3.98
10/20/2005	2,700	4.06
10/21/2005	9,700	4.10

(d) and (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None of the Reporting Persons is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits

Exhibit A Joint Filing Undertaking.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 4, 2005

YORKTOWN AVENUE CAPITAL, LLC

/s/ Charles M. Gillman

By: Charles M. Gillman, Manager

BOSTON AVENUE CAPITAL, LLC

/s/ Charles M. Gillman

By: Charles M. Gillman, Manager

BOULDER CAPITAL, LLC

/s/ Charles M. Gillman

By: Charles M. Gillman, Manager

VALUE FUND ADVISORS, LLC

/s/ Charles M. Gillman

By: Charles M. Gillman, Manager

/s/ Charles M. Gillman

Charles M. Gillman

Exhibit A

JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Signature Block

YORKTOWN AVENUE CAPITAL, LLC

/s/ Charles M. Gillman

By: Charles M. Gillman, Manager

BOSTON AVENUE CAPITAL, LLC

/s/ Charles M. Gillman

By: Charles M. Gillman, Manager

BOULDER CAPITAL, LLC

/s/ Charles M. Gillman

By: Charles M. Gillman, Manager

VALUE FUND ADVISORS, LLC

/s/ Charles M. Gillman

By: Charles M. Gillman, Manager

/s/ Charles M. Gillman

Charles M. Gillman